UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

IsoPlexis Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

465005106

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465005106	Page 2

1.	Names of Reporting Persons. Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,727,570
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,727,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,727,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%(1)
14.	Type of Reporting Person (See Instructions) PN
(1)	Based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

CUSIP NO. 465005106	Page 3

1.	Names of Reporting Persons. Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,727,570
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,727,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,727,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%(1)
14.	Type of Reporting Person (See Instructions) OO
(1)	Based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

CUSIP NO. 465005106	Page 4

1.	Names of Reporting Persons. Northpond Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,080,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,080,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,080,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1)
14.	Type of Reporting Person (See Instructions) PN
(1)	Based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

CUSIP NO. 465005106	Page 5

1.	Names of Reporting Persons. Northpond Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,080,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,080,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,080,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%(1)
14.	Type of Reporting Person (See Instructions) OO
(1)	Based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

CUSIP NO. 465005106	Page 6

1.	Names of Reporting Persons. Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,808,531
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,808,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,808,531
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.7%(1)
14.	Type of Reporting Person (See Instructions) IN
(1)	Based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of IsoPlexis Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 35 NE Industrial Rd., Branford, CT 06405.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Northpond Ventures, LP (“Northpond LP”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Capital, LP (“Northpond Capital”), Northpond Capital GP, LLC (“Northpond Capital GP”) and Michael P. Rubin (collectively, the “Reporting Persons”). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Northpond LP, Northpond GP, Northpond Capital and Northpond Capital GP are each organized under the laws of the State of Delaware. Mr. Rubin is a citizen of the United States.

The business address of each of the Reporting Persons is 7500 Old Georgetown Road, Suite 850, Bethesda, MD, 20814. The principal business of the Reporting Persons is the venture capital investment business.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In November 2018, Northpond LP purchased an aggregate of 225,714 shares of Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) of the Issuer at an aggregate purchase price of approximately $10.0 million.

In December 2018, Northpond LP purchased an aggregate of 62,071 shares of Series C Preferred Stock of the Issuer at an aggregate purchase price of approximately $2.75 million.

In December 2019, Northpond LP purchased an aggregate of 309,131 shares of Series C-2 Redeemable Convertible Preferred Stock (“Series C-2 Preferred Stock”) of the Issuer at an aggregate purchase price of approximately $15.0 million.

In December 2020, Northpond LP purchased an aggregate of 191,108 shares of Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) of the Issuer at an aggregate purchase price of approximately $14.7 million.

In January 2021, Northpond Ventures II, LP (“Northpond Ventures II”) purchased an aggregate of 130,006 shares of Series D Preferred Stock of the Issuer at an aggregate purchase price of approximately $10.0 million. Northpond Ventures II transferred such shares of Series D Preferred Stock to Northpond Capital.

The funds used by Northpond LP to purchase the shares of Series C Preferred Stock, Series C-2 Preferred Stock and Series D Preferred Stock came from the capital contributions of Northpond LP’s limited partners.

The funds used by Northpond Ventures II to purchase the shares of Series D Preferred Stock came from the capital contributions of Northpond Ventures II’s limited partners.

Stock Split

The Issuer’s board of director approved an eight-for-one forward stock split of its issued and outstanding Common Stock effective as of September 27, 2021. Immediately following the forward stock split, the total number of shares of Common Stock of the Issuer issuable upon conversion of the Series C Preferred Stock held by Northpond LP was 2,302,280 shares, the total number of shares of Common Stock of the Issuer issuable upon conversion of the Series C-2 Preferred Stock held by Northpond LP was 2,473,048 shares and the total number of shares of Common Stock of the Issuer issuable upon conversion of the Series D Preferred Stock held by Northpond LP was 1,528,864 shares. Immediately following the forward stock split, the total number of shares of Common Stock of the Issuer issuable upon conversion of the Series D Preferred Stock held by Northpond Capital was 1,040,048 shares.

The Automatic Conversion

In connection with the Issuer’s initial public offering, all shares of the Issuer’s Series C Convertible Preferred Stock, Series C-2 Preferred Stock and Series D Preferred Stock were automatically converted into shares of Common Stock.

In connection with the Issuer’s initial public offering, Northpond Capital acquired 1,000,000 shares of Common Stock at a purchase price of $15 per share for $15.0 million. The funds used by Northpond Capital to purchase the shares of Common Stock came from the capital contributions of Northpond Capital’s limited partners.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Northpond LP purchased the shares of Series C Preferred Stock, Series C-2 Preferred Stock and Series D Preferred Stock of the Issuer and Northpond Capital purchased the shares Series D Preferred Stock of the Issuer and shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Adam Wieschhaus, Ph.D., CFA, a Director at Northpond Ventures LLC, an affiliate of the Reporting Persons, was appointed to the board of directors of the Issuer by Northpond LP pursuant to the Investors’ Rights Agreement (defined below).

Each of the Reporting Persons intends to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Percentages set forth in this Schedule 13D were calculated based on 38,844,251 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 12, 2021.

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 6,727,570 shares of Common Stock, which represents approximately 17.3% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 6,727,570 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 17.3% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond Capital owns directly (and therefore is deemed the beneficial owner of) 2,080,961 shares of Common Stock, which represents approximately 5.4% of the number of shares of Common Stock outstanding. Northpond Capital has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond Capital, Northpond Capital GP may be deemed to be the indirect beneficial owner of the 2,080,961 shares of Common Stock beneficially owned by Northpond Capital LP, which represents approximately 5.4% of the number of shares of Common Stock outstanding. Northpond Capital GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond Capital LP.

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond Capital GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 8,808,531 shares of Common Stock beneficially owned by Northpond LP and Northpond Capital LP, which represents approximately 22.7% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond Capital LP.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Northpond LP and Northpond Capital LP have the right to receive from Northpond LP and Northpond Capital LP, respectively, dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Investors’ Rights Agreement

Northpond LP, Northpond Capital LP and certain other holders of the Issuer’s Common Stock are party to an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), which provides that Northpond LP and certain other investors with the right to demand that the Issuer file a registration statement or request that their shares of the Issuer’s capital stock be covered by a registration statement that the Issuer otherwise files, in each case as described below.

Demand Registration Rights

At any time 180 days after October 7, 2021, the holders of at least 50% of the registrable securities (as defined in the Investors’ Rights Agreement) then outstanding may make a written request that the Issuer register the offer and sale of their shares on a registration statement on Form S-1. Such request for registration must cover at least 40% of the registrable securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of payment of underwriting discounts, selling commissions and other selling expenses, is at least $10.0 million. The Issuer is obligated to effect only one such registration. If the Issuer determines that it would be materially detrimental to the Issuer and its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, the Issuer will not be required to effect a demand registration during the period beginning 60 days prior to its good faith estimate of the date of the filing and ending on a date 180 days following the effectiveness of a registration statement initiated by the Issuer. In addition, in an underwritten public offering, the managing underwriter will have the right, subject to specified conditions, to limit the number of shares that such holders may include for registration.

Form S-3 Registration Rights

The holders of at least 20% of registrable securities then outstanding may make a written request that the Issuer register the offer and sale of their shares on a registration statement on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3, so long as the request covers securities the anticipated aggregate offering price of which, net of underwriting discounts, selling commissions and other selling expenses, is at least $3.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect a registration on Form S-3 if the Issuer has effected two such registrations within the 12-month period preceding the date of the request. Additionally, if the Issuer determines that it would be materially detrimental to the Issuer and its stockholders to effect such a registration, the Issuer has the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Further, the Issuer will not be required to effect a demand registration during the period beginning 30 days prior to its good faith estimate of the filing of and ending on a date 90 days following the effectiveness of a registration statement initiated by the Issuer. In addition, in an underwritten public offering, the managing underwriter will have the right, subject to specified conditions, to limit the number of shares that such holders may include for registration.

Piggyback Registration Rights

The Investors’ Rights Agreement provides that if the Issuer proposes to register the offer and sale of Common Stock under the Securities Act, in connection with the public offering of such Common Stock, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to (i) a registration related to the sale of securities to its employees or a subsidiary’s employees pursuant to any employee benefit plan, (ii) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of its registrable securities or (iv) a registration in which the only Common Stock being offered is Common Stock issuable upon conversion of debt securities that are also being registered, the holders of these registrable securities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration. The Issuer will have the right to terminate or withdraw any registration initiated pursuant to such “piggyback registration” rights described above before the effective date of such registration, whether or not any stockholder has elected to include shares of their common stock in such registration. In addition, in an underwritten public offering, the managing underwriter will have the right, subject to specified conditions, to limit the number of shares that such holders may include for registration.

Expenses of Registration Rights

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and other selling expenses), including the reasonable fees and disbursements of one counsel, of the holders of the securities registered pursuant to the registrations described above. However, the Issuer will not be required to bear the expenses in connection with the exercise of a demand registration if the registration request is subsequently withdrawn at the request of the selling stockholders holding a majority of the securities to be registered (in which case all selling stockholders shall bear such expenses pro rata based upon the number of shares that were to be included in the withdrawn registration), unless such selling stockholders agree to forfeit their right to one future registration.

Expiration of Registration Rights

The registration rights set forth in the Investors’ Rights Agreement will terminate upon the earlier of (i) a deemed liquidation event (such as (a) a merger or consolidation in which the Issuer is a constituent party, (b) the sale, lease, transfer, exclusive license or other disposition by the Issuer of all or substantially all of its assets or (c) any transaction to which the Issuer is a party in which any entity or person, or a group of related persons or entities, acquires capital stock or other equity securities representing at least a majority of the voting power of the Company (other than in connection with certain financing transactions)) and (ii) five years following the completion of the Issuer’s initial public offering, or, with respect to any particular stockholder, when such stockholder ceases to hold registrable securities.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor’s Rights Agreement filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Lock Up Agreement

Northpond LP and Northpond Capital LP entered into a Lock-up Agreement (the “Lock-up Agreement”) with Morgan Stanley & Co. LLC, Cowen and Company, LLC, Evercore Group, L.L.C. and SVB Leerink LLC, as representatives of the underwriters of the Issuer’s initial public offering. Pursuant to the Lock-up Agreement, Northpond LP and Northpond Capital LP agreed, subject to certain exceptions, not to dispose of or hedge any of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period of 180 days following the date of the prospectus for the Issuer’s initial public offering, except with the prior consent of Morgan Stanley & Co. LLC.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement filed as Exhibit C to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-258046), filed with the SEC on October 1, 2021).

C.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-258046), filed with the SEC on October 1, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2021

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Capital, LP By: Northpond Capital GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

Northpond Capital GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Senior Vice President, Finance and Operations

By:	/s/ Michael P. Rubin
Name: Michael P. Rubin